April 10, 2009

Sharon M. Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Bancorp, Inc.

Form 10-K for the period ended December 31, 2007

Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008

Form 8-K filed March 19, 2009

File No. 0-51018

Dear Ms. Blume:

On behalf of The Bancorp, Inc. (the “Company”), we wish to respond to your comment letters dated March 11, 2009 and March 23, 2009 concerning the above-referenced filings. For your convenience, we first restate your comments in italics and then provide the Company’s response.

10-Q for the period ended September 30, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

1.	We note your response to prior comment one from our letter dated February 9, 2009 regarding segmentation. Your response indicates that the chief operating decision maker regularly reviews financial information provided by the reporting units to make decisions for the Community Banking segment. Please provide us with the information the chief operating decision maker regularly reviews (monthly internal reports, financial reports provided to the Board of Directors, budget and forecast reports used by management to plan future operations, internal quarterly and annual reports used by top management to assess operating performance, etc.) so that we can better understand how you manage your business.

Sharon M. Blume

United States Securities and Exchange Commission

April 10, 2009

The chief decision maker reviews a variety of reports to make decisions for the community banking segment. Reports at the board level are reviewed at the community banking level. The board reports include breakdowns by product line for loans and deposits. We prepare budgets from a top down perspective and these budgets are based on input from the product line managers. The budget comparisons reviewed by the board are at the banking segment level. We have supplementally sent to you samples of the reports reviewed by management and the board to make decisions. The reports include: daily trial balance, loan and deposit summaries, board of directors package, the budget, summary of product line production, a deposit comparison, a cost of funds report by product and a certificate of deposit maturity report.

Note 9. Goodwill and Other Identifiable Intangible Assets, page 13

2.	We note your response to prior comment two from our letter dated February 9, 2009 regarding your goodwill impairment analyses performed. Please provide us with additional details regarding your discounted cash flow analysis. Please address the following:

•	tell us the discount rates used at each testing date, by reporting unit and for the company as a whole, and how you concluded that your discount rates used during the testing periods were reasonable;

•

tell us if you performed sensitivity analysis during impairment testing, the specific sensitivity analysis performed and how the sensitivity analysis impacted your conclusions regarding potential goodwill impairment;

•	tell us the specific growth assumptions used during goodwill impairment testing at each testing date, and how you concluded that these growth assumptions were reasonable; and

•	provide us with your proposed disclosures in the 12/31/08 10-K in MD&A and the Notes to the financial statements regarding goodwill and impairment testing.

Sharon M. Blume

United States Securities and Exchange Commission

April 10, 2009

As previously discussed with the staff, the Company determined that as of December 31, 2008 the goodwill was impaired. The Company has recorded the impairment charge of $51.9 million in its financial statements for the year ended December 31, 2008 included in its Form 10-K filed on March 20, 2009.

Form 8-K filed March 19, 2009

1.	We note your fourth quarter goodwill impairment charge was driven by the decline in enterprise value caused by your reduced common stock price. Please tell us how you considered the decline in enterprise value when determining no impairment test was necessary for previous quarterly periods in 2008. Refer to paragraph 28 of SFAS 142.

We evaluate our goodwill on a quarterly basis to determine if events or circumstances included in paragraph 28 of SFAS 142 have occurred during the reporting period and would require additional testing to evaluate for impairment. For each of our first three quarters, we determined that no events or circumstances set forth in paragraph 28 had occurred and that a triggering event had not occurred within those quarters, including September 30, 2008. We also evaluated the decline in market value of our common stock during the first three quarters in conjunction with other factors that would influence the fair value of the community banking operating segment. The following factors were considered in reaching our conclusion:

•	Approximately 92% of the aggregate goodwill was a result of the stored value processing acquisition that occurred on November 30, 2007.

•	Forecasted revenues associated with the operating segment for each of the reporting periods were evaluated.

•	We have not restructured the current staffing levels or made changes to the operating segment and do not anticipate that we will make any such changes in fiscal year 2009.

Sharon M. Blume

United States Securities and Exchange Commission

April 10, 2009

Our annual goodwill evaluation included additional factors in our valuation model, in particular an analysis of our market value based on the trading values of our common stock as compared to our book value. This market analysis was factored into the valuation along with an income-based cash flow valuation and a model based on valuations of sales of similar type and size financial institutions to determine the fair value of the community banking segment. The income-based cash flow valuation was revised based on actual performance in the fourth quarter, which revised projections for future periods. The revisions to the income based model in conjunction with the valuation from the market analysis led to an overall decline in the enterprise value of the banking segment.

The continued decline in the economy as well as our performance over the last two quarters of 2008 changed the projections that were used in the income-based model. After the Step 1 analysis showed that the fair value of the operating segment was less than the carrying value, we performed a Step 2 analysis based on the fair value calculated in Step 1. The results of the Step 2 analysis led us to impair the goodwill as of December 31, 2008.

2.	We note you took an after-tax charge of $5.7 million for impairment of two investment securities. Please provide us with the following additional information concerning these securities:

•

Provide us with a table detailing the following information for the impaired securities: nature of the investments (US Government agency securities, mortgage-backed securities or other securities), book value, fair value and unrealized gain/loss as of 12/31/08 and 12/31/07 and each of the quarterly periods in 2008 (9/30/08, 6/30/08, 3/31/08).

•

Provide us a full detailed analysis of these securities impairment as of each quarterly period in 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you relied upon to support management’s determination that there was no other than temporary impairment for these specific securities; and

Sharon M. Blume

United States Securities and Exchange Commission

April 10, 2009

•	Tell us why you did not disclose in your Form 8-K filed on January 30, 2009 that the company’s year-end valuations with respect to investment securities were not final.

The following table shows the values of the two investment securities at each of the requested periods. The two investment securities which are aggregated into the Other Securities group were collateralized debt obligations. On July 1, 2008, these investments securities were transferred from available for sale to held to maturity, resulting in the book value reduction.

	Amortized Cost 12/31/2007	Fair Value 12/31/2007	Unrealized loss 12/31/2007	Amortized Cost 3/31/2008	Fair Value 3/31/2008	Unrealized loss 3/31/2008
Other securities	8,629,528	8,361,689	(267,839)	8,629,703	8,365,213	(264,490)

	Amortized Cost 6/30/2008	Fair Value 6/30/2008	Unrealized loss 6/30/2008	Amortized Cost 9/30/2008	Fair Value 9/30/2008	Unrealized loss 9/30/2008
Other securities	8,618,806	4,204,707	(4,414,099)	8,608,838	4,740,663	(3,868,175)

	Amortized Cost 12/31/2008(1)
Other securities	0

(1)	An other than temporary impairment charge of $8.6 million was recorded at December 31, 2008 to reduce the amortized cost value to $0.

We review available ratings reports, collateral underlying the securities and the performance of the individual securities on a quarterly basis. Based upon the available information, we made the determination in March 2009 that the two investment securities were other than temporarily impaired at December 31, 2008. We believed the declines in the market values in the fourth quarter were the result of the illiquidity in the market for these types of securities. In transferring a group of investment securities to held to maturity in July, which included the two investment securities that we recorded other than temporary impairment subsequent to reclassification, we determined that we were going to hold these securities until their maturity. The subsequent determination to impair these two investment securities within our held to maturity portfolio was based upon increased collateral defaults first identified in the fourth quarter ratings reports, which were issued subsequent to our initial earnings report. These fourth quarter rating reports showed significant deterioration in the collateral underlying the investment securities from

Sharon M. Blume

United States Securities and Exchange Commission

April 10, 2009

prior period reports that we reviewed. As a result of these considerations, we concluded that it was probable that we would not recover our principal investment at December 31, 2008. As a result of that analysis, we recorded an other than temporary impairment charge on the two investment securities at December 31, 2008.

We will add disclosures in future filings if items are subject to additional evaluation which is not final at the time of the announcement.

Sincerely,

The Bancorp, Inc.

/s/ Martin F. Egan
Martin F. Egan
Chief Financial Officer and Secretary